September 6, 2019

Michael Gilmore
Chief Executive Officer
Gilmore Homes Gilmore Loans LLC
5401 Old National Highway, #419
Atlanta, Georgia 30349

       Re: Gilmore Homes Gilmore Loans LLC
           Amendments Nos. 2 and 3 to
           Offering Statement on Form 1-A
           Filed August 8, 2019
           Filed August 13, 2019
           File No. 024-11011

Dear Mr. Gilmore:

      We have reviewed your amended offering statements and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 2, 2019 letter.

Form 1-A/A filed August 13, 2019

Cover Page

1. We note your response to comment 5 and the revised disclosure in the summary that you will promptly return all investor funds if the minimum amount is not reached by a certain date. Please revise the cover page and throughout to state the termination date of this offering and the date by which the minimum amount must be reached.
2. We note your response to comment 9 that you have listed all 85 companies that you have founded and the disclosure on the cover regarding the many projects that you would like to design, develop and build. We further note the minimum offering amount and that you
 Michael Gilmore
FirstName LastNameMichael Gilmore
Gilmore Homes Gilmore Loans LLC
Comapany 6, 2019
September NameGilmore Homes Gilmore Loans LLC
Page 2
September 6, 2019 Page 2
FirstName LastName
         currently have no financing in place. Please revise to clarify, if true, that none of the 85 listed companies are operating and that you likely will not be able to proceed with any projects listed if only the minimum amount is raised.
Director, Executive Officer, Promoters and Control Persons, page 70

3. We note your revised disclosure regarding Mr. Gilmore's experience. Please revise to provide only the information required by Form 1-A.
Executive Compensation, page 72

4. We note your response to comment 8 and revised disclosure. Please revise your offering circular to more clearly state that you may pay the 10% fee regardless of how the factors are considered.
Certain Relationships and Related Party Transactions, page 73

5. We note the revised disclosure that Hattiesburg University Foundation, a 501(c)(3) non-
         profit charity, is an owner and organizer of Gilmore Homes Gilmore Loans LLC. Please revise to reconcile this disclosure with the Security Ownership section. Also, please tell us how you considered any impact on you, your business and/or Hattiesburg University
         Foundation resulting from Hattiesburg University Foundation's 501(c)(3) status and its relationship with you.
General

6. We note the mandatory arbitration provision in Section 13 of your operating agreement.
         Please revise your disclosure to clarify whether such provision applies to federal securities law claims. Please also revise your offering statement to state that investors cannot waive compliance with the federal securities laws and the rules and regulations promulgated thereunder. In addition, please revise your disclosure to provide:

             A description of the provision and the risks of the provision or other impacts on shareholders;

             A description of any uncertainty about enforceability; and

             Clarify whether or not the provision applies to purchasers in secondary transactions.
 Michael Gilmore
Gilmore Homes Gilmore Loans LLC
September 6, 2019
Page 3

       You may contact Paul Cline at 202-551-3851 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact
Josh Lobert at 202-551-7150 or Jennifer Gowetski at 202-551-3401 with any other questions.



                                                         Sincerely,
FirstName LastNameMichael Gilmore
                                                         Division of
Corporation Finance
Comapany NameGilmore Homes Gilmore Loans LLC
                                                         Office of Real Estate
and
September 6, 2019 Page 3                                 Commodities
FirstName LastName